THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                               (602) 369-2656(Tel)
                              (480) 816-9241 (Fax)

                                  June 9, 2005

Susann Reilly
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Morgan Creek Energy Corp.
       Registration Statement on Form SB-2
       File No.  333-123989
       Filed April 11, 2005

Dear Ms. Reilly:

We are writing in response to your comment letter dated May 11, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.

General
-------
1.   Noted.

2. Where appropriate, we have clarified that there can be no assurance that the company's shares will be approved for listing on the OTC Bulletin Board.

Cover Page
----------
3.   We have removed the last paragraph.

About This Prospectus
---------------------
4.   We have completed this sentence.

Summary of Financial data
-------------------------
5. We have moved this section to precede the Risk Factor section, separated the operating data from the balance sheet and deleted the second line item.

Risk Factors
------------
6.   We have deleted this reference.

Risks Related to this Offering and Our Common Stock
---------------------------------------------------
         Sales of a substantial number of shares of our common stock into the public market
         --------------------------------------------------------------------
7. We have disclosed how many of the outstanding shares may be sold pursuant to Rule 144.

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

Risks Related to our Business
-----------------------------
         We have received a going concern opinion
         ----------------------------------------
8. We have revised the second sentence to avoid the perception that the company will realize assets and satisfy its liabilities and commitments in the ordinary course of business.

         Our exploratory and development could include drilling and production
         ---------------------------------------------------------------------
9.   We have separated these risks into two separate Risk Factors.

         We are a new entrant into the oil and gas industry
         --------------------------------------------------
10.  Noted and provided.

         Properties that we buy
         ----------------------
11.  We have revised this Risk Factor accordingly.

         The potential profitability of oil and gas ventures
         ---------------------------------------------------
12. We have provided a separate risk factor for the disclosure in the second paragraph with a detailed heading, modified the original heading to be more specific, and revised the Risk Factor on page 11.

         The oil and gas industry in which we operate involves many operating risks
         --------------------------------------------------------------------
13. We have revised to describe a number of these risks categories in the opening paragraph and in the heading.

         Oil and gas operations are subject to comprehensive regulation
         --------------------------------------------------------------
14.  Revised as requested.

         Exploration and production activities are subject
         -------------------------------------------------
15. The Company carries no business operations insurance, but will rely on contract operator's insurance for its operations during the first year. Once business operations have advanced to a point that requires insurance by the Company directly, the Company will seek insurance coverage in amounts required for standard industry perils in the scale and scope required in the circumstances. We have provided a description of insurance and the Company's plans for coverage.

         Our officers and directors may be subject to conflicts of interest
         ------------------------------------------------------------------
16.  We have revised to disclose that the company does not have such a policy.

         Our common stock is classified as a "penny stock"
         -------------------------------------------------
17.  We have expanded this disclosure where appropriate.

     Use of Proceeds
     ---------------
18.  We have disclosed the company's registration obligations.

     Market for Common Equity and Related Stockholder Matters
     --------------------------------------------------------
19.  We have provided the information required by Item 201(a)(2).

     Management's Discussion and Analysis
     ------------------------------------
         Plan of Operation
         -----------------
20. We have provided a discussion regarding the company's cash requirements over the next 12 months.

21. We have described all anticipated activities for the 12 months following effectiveness of the registration statement including time frame for completion and estimated cost of each milestone.

         Liquidity and Capital Resources
         -------------------------------
22.  We have revised accordingly.

     Current Business Operations
     ---------------------------
23. We have revised this section in accord with Note 3 of the company's financial statements for the period from October 20, 2004 (inception) to December 31, 2004 and explained the meaning of "held by production."

     Government Regulation
     ---------------------
24.  We have revised accordingly.

     Oil and Gas Properties
     ----------------------
25. We have deleted text relating to the word "concessions" to clarify the company's position relating to leases held.

     Hurley Lease
     ------------
26.  We have defined "working interest."

     Executive Offices
     -----------------
27. We have clarified the disclosure on the company's executive office location and the leasing arrangements. There are no related party disclosure required regarding Grant Atkins, since his only affiliation with this address relates to his role as officer of the Company.

     Business Experience
     -------------------
28. We have fully described each officer's and director's business experience over the past 5 years and identified any companies in which the company's officers and directors have also served or held controlling shareholder positions.

29. We have described the activities that Oak Hills Drilling and Operating performs as "operator" of the company.

30.  We have included further support for this statement.

31.  We have described Mr. Atkin's multi-industry experience in more detail.

     Security Ownership of Certain Beneficial Owners and Management
     --------------------------------------------------------------
32.  We have identified such persons.

     Plan of Distribution
     --------------------
33.  We have disclosed how many shares may be sold pursuant to Rule 144.

34.  We have included the relevant dates.

     Selling Shareholders
     --------------------
35.  We have revised this section accordingly.

36.  Noted and revised.

37.  Noted and revised.

     Legal Matters
     -------------
38. We have revised this section to reflect that the validity of the common stock has been passed upon by our firm.

     Where You Can Find More Information
     -----------------------------------
39.  Revised as requested.

40. We have provided a discussion of the progress of the company's website and provided the website address.

41.  We have deleted this reference.

     Financial Statements
     --------------------
         Statement of Stockholders' Equity
         ---------------------------------
42. The fact pattern supports that the Company was selling shares at $0.10/share in October of 2004 prior to the completion of the acquisition under which 6,000,000 shares were issued for $600,000 in contemplation of acquiring this acquisition and going public. Although the share certificates were issued one week after completion of the acquisition this has no bearing on the substance of what took place and that "management" determined that the fair value of the shares at acquisition should be booked at $0.10/share. In addition, management believes that the appropriate accounting treatment for the capital distribution relating to the issue of 6,000,000 shares at a value of $600,000 is by a charge to deficit and not additional paid in capital.

     Outside Back Cover Page
     -----------------------
43.  We have included the information required by Item 502(b).

     PART II
     -------
     Recent Sales of Unregistered Securities
     ---------------------------------------
44.  We have clarified the basis for the claimed exemptions.

     Exhibits
     --------
45. We have filed the Hurley and Chapman Leases as exhibits and disclosed their material terms in the prospectus.

46.  We have revised the legal opinion as requested.

     Undertakings
     ------------
47.  Noted and revised.

     Signatures
     ----------
48.  Noted and revised.

     Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/William D. O'Neal
     -------------------------
        William D. O'Neal

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